China Du Kang Co., Ltd.

Town of Dukang, Baishui County	2840 Highway 95 Alt. S,
A-28,Van Metropolis,#35 Tangyan Road,	Suite 7
Xi'an, Shaanxi, PRC, 710065	Silver Springs, NV 89129
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January 16, 2011

Brian McAllister, Staff Accountant
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Du Kang Co., Ltd.
Form 8-K Filed January 5, 2011

Dear Mr. McAllister:

Thank you for your letter of comment dated January 12, 2011. We have prepared an Amendment Number 1 to the above referenced Form 8-K in response to your comments.  We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

Form 8-K, Amendment 1.

1.	Please revise to state that the Company will also restate its financial statements for the fiscal year ended December 31, 2008.

Response:   The Amendment states that we will also restate its financial statements for the fiscal year ended December 31, 2008.

2.
Explain to us why your form 10-Q for the quarter ended March 31, 2010 does not also require amendment. In this regard we note the Form 10-Q for the interim periods ending June 30, 2010 and September 30, 2010 include the revisions to be in the amended form 10-K for the year ended December 31, 2009. If after further consideration, you conclude that this interim report also requires amendment please amend your Form 8-K, as applicable.

Response: The Amendment states that we will also amend the Form 10-Q for the  quarter ended March 31, 2010.

The Company has endeavored to comply and adequately respond to each of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder. In this regard we ntoe tht

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng

WYS/js

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